DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

July 30, 2010

Ms. Christina DiAngelo

Mr. James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DCA Total Return Fund (the “Registrant”)

Form N-14

File Nos. 333-167838, 811-21680

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, DCA Total Return Fund, hereby requests that the effectiveness of the above-referenced registration statement be accelerated to July 30, 2010, at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

There is no distributor in connection with this filing.

If you have any questions, please call Jeffrey W. Taylor at (303) 226-9885.

Very truly yours,

DCA TOTAL RETURN FUND

/s/ Jeffrey W. Taylor
By:	Jeffrey W. Taylor
Title:	President